UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2019

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                                         No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-  ☐.)

EXHIBITS

Exhibit Number

1	Announcement dated December 20, 2019 in respect of Operational Statistics for November 2019.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

●	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

●

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

●	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

●

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

●	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications and future 5G services;

●

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

●	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

●	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

●

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

●	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

●	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

●	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

●

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: December 23, 2019

By:	/s/ Yung Shun Loy Jacky
Name: Yung Shun Loy Jacky
Title: Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Operational Statistics for November 2019

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) discloses the operational statistics of the Company and its subsidiaries (collectively the “Group”) for the month of November 2019.

Operational statistics for the month of November 2019 were as follows:

November 2019
MOBILE BUSINESS[1]:

Aggregate Number of Mobile Billing Subscribers	321.263 million
Net Loss of Mobile Billing Subscribers for the Month	(0.856) million
Cumulative Net Addition of Mobile Billing Subscribers for the Year	6.227 million

Of which:
Aggregate Number of 4G Subscribers	253.578 million
Net Addition of 4G Subscribers for the Month	1.827 million
Cumulative Net Addition of 4G Subscribers for the Year	33.653 million

FIXED-LINE BUSINESS:

Aggregate Number of Fixed-Line Broadband Subscribers	84.453 million
Net Addition of Fixed-Line Broadband Subscribers for the Month	(0.100) million
Cumulative Net Addition of Fixed-Line Broadband Subscribers for the Year	3.573 million

Aggregate Number of Local Access Subscribers	54.218 million
Net Loss of Local Access Subscribers for the Month	(0.012) million
Cumulative Net Loss of Local Access Subscribers for the Year	(1.681) million

Note 1: Mobile business data includes 5G subscribers.

1

For the first eleven months of 2019, the Company’s mobile billing subscribers registered a cumulative net addition of 6.227 million, reaching a total of 321 million. Within that, 4G subscribers registered a net addition of 33.653 million, reaching a total of 254 million. During the period, facing speed upgrade and tariff reduction, market saturation, keen market competition and diminishing 4G data bonus, the Company persisted in differentiated and Internet-oriented operation, rigorously controlled customer acquisition cost and strengthened integrated offerings, striving to avoid simple price competition so as to safeguard corporate value and proactively drive high-quality sustainable development.

Caution Statement

The Board wishes to remind investors that the above operational statistics for the month of November 2019 were based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED YUNG SHUN LOY JACKY Company Secretary

Hong Kong, 20 December 2019

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Li Guohua, Li Fushen, Shao Guanglu and Zhu Kebing
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

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